EXHIBIT A
Cover Letter to the Offer to Purchase and Letter of Transmittal
[Mellon Optima L/S Strategy Fund, LLC Letterhead]

If you do not want to sell your units of limited liability company interest at this time, please disregard this notice.
This is solely a notification of the Fund’s tender offer.
October 4, 2011
Dear Mellon Optima L/S Strategy Fund, LLC Member:
     We are writing to inform you of important dates relating to a tender offer by Mellon Optima L/S Strategy Fund, LLC (the “Fund”). If you are not interested in tendering any of your units of limited liability company interests in the Fund (“Unit” or “Units,” as the context requires) at this time, please disregard this notice and take no action.
     As described in the attached Notice of Offer to Purchase, the Fund is offering to purchase from Members up to $35 million of Units determined as of December 31, 2011. The tender offer period will begin on October 4, 2011 and will end at 12:00 midnight, Eastern Time, on November 1, 2011. The purpose of the tender offer is to provide liquidity to members that hold Units. Units may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.
     Should you wish to tender all or a portion of your Units for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope or by fax so that it arrives no later than November 1, 2011. If you do not wish to tender your Units, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO TENDER ANY PORTION OF YOUR UNITS AT THIS TIME.
     All tenders of Units must be received by Mellon Hedge Advisors LLC, the Fund’s investment adviser (“MHA”), either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by November 1, 2011.
     If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call Anthony J. Mastrocola at MHA at (877) 257-0004.
Sincerely,
Mellon Optima L/S Strategy Fund, LLC